EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	December 31,
	2006	2005	2004	2003		2002
Earnings (loss):
Income from continuing operations, pre tax	$6,473	$10,233	$(3,423)		$2,857	$(7,727)

Add: Interest expense	632	—	1,414		1,651	1,692
Equity in earnings of unconsolidated sub	(401)	(222)	18		(22)	1,186

Less: Dividends	(162)	(684)	(714)		(500)	(374)

Earnings as defined in Item 503 of Reg. S-K	$6,542	$9,327	$(2,705)		$3,986	$(5,223)

Fixed Costs:
Interest expense	$632	$—	$1,414		$1,651	$1,692

Dividends	162	684	714		500	374

Fixed costs as defined by Item 503 of Reg. S-K	$794	$684	$2,128		$2,151	$2,066

Ratio of earnings to fixed charges	8.24%	13.64%	(1.27%)		1.85%	(2.53%)

$ value of deficiency			$(4,833)	$		$(7,289)